September 27, 2005



Mr. John Kalman
Chief Financial Officer
Enterra Energy Trust
Suite 2600, 500 4th Avenue S.W.
Calgary, Alberta, Canada  T2P 2V6


	Re:	Enterra Energy Trust
		Form 20-F for Fiscal Year Ended December 31, 2004
      Filed July 15, 2005
      Response Letter Dated September 13, 2005
		File No. 000-32115


Dear Mr. Kalman:

      We have reviewed your filing and response letter and have the following comments. We have limited our review to those issues we have addressed in our comments. Where indicated, we think you should revise your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2004

Summarized Financial and Operational Data, page 45

1. We have read the material you provided in response to prior comment 1, in which you argue for the continued use of the caption "Cash Flow from Operations," for purposes of referring to your non-
GAAP measure, and retention of your cash flow per unit
disclosures,
while expressing a preference for limiting any disclosure
revisions
to future filings.  You suggest that such labeling is common in the
industry and widely understood to be different from the GAAP-based measure "Cash Provided by Operating Activities." However, it is our
observation that these captions, and similar variations, are commonly
used interchangeably by reporting companies; and within the accounting, auditing and reporting literature, both in Canada and the
United States, in referring to measures compiled in accordance with
GAAP. Further, we do not interpret the observations you cite, on non-compliance with CSA Staff Notice 52-306, as expressly permitting the use of GAAP labeling for non-GAAP information.  Therefore, we are
unable to concur with your view that the distinction you perceive is
sufficiently clear to investors.  Accordingly, we continue to believe
that you will need to amend your filing to conform your labeling with
the guidance in Item 10(e)(1)(ii)(E) of Regulation     S-K.

We also understand that you believe disclosing measures of cash flow per unit is accommodated under Section B.2. of Release 33-8176. We ask that you read the qualifying language offered in footnote 11 of that release, stating "...per share measures that are prohibited specifically under GAAP or Commission rules continue to be prohibited in materials filed with or furnished to the Commission," and the transitional guidance provided by the Division of Corporation Finance in June 2003, specifically the response to question 11, in Frequently
Asked Questions Regarding the Use of Non-GAAP Financial Measures, located on our website at the following address:

http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Our FAQ clarifies that "...the GAAP prohibition on presenting cash flow per share is maintained and per share measures of liquidity continue to be prohibited." We continue to believe that your reporting of cash flow per unit is at odds with acceptable practice.

As for the requirement to reconcile your non-GAAP measure to the most comparable GAAP-based measure, we note that while you explain that you have been unable to locate guidance for identifying the most directly comparable financial measure presented in accordance with GAAP, you believe you have complied with the requirement by reconciling the item to net earnings. As indicated in our prior comment, we believe the labeling you have utilized creates a perception of your measure as being cash in nature, while associating it with your operating activities. You should be able to demonstrate that earnings is the most comparable measure, and provide disclosure that is persuasive in this regard. It should be clear why you have selected earnings over operating cash flows as the most directly comparable GAAP measure. Merely adding a reconciliation to operating cash flows is not sufficient.

Additionally, since you disclose on page 50 that your non-GAAP measure "excludes one-time non-recurring events that may otherwise distort the financial results," you will need to demonstrate that your computation is consistent with the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K. Further, we believe that you have not provided the disclosure necessary to establish the appropriateness of your measure, from which you have eliminated the effects of recurring items, as we advised would be necessary in our response to question 8, included in our June 2003 summary of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Regardless of whether you are able to reconfigure your disclosures of non-GAAP information to comply with the guidance in Item 10(e) of Regulation S-K, or find it necessary to remove these metrics, in conjunction with your amendment, you should provide disclosure explaining that due to the similarity between labeling previously utilized for your non-GAAP measure, and that which is often applied to the GAAP-based measure of operating cash flow, you are either adopting a new caption or are discontinuing the presentation. Under either scenario, we believe you should include comparable metrics based on the GAAP measure of operating cash flows to bridge the transition in your disclosure and narrative. We reissue prior comment 1.

2. With regard to your response to prior comment 2, please include your revised controls and procedures disclosure in your amended
2004
Form 20-F filing.

3. We note your response to prior comment 3, in which you did not provide support for reporting the non-GAAP metrics in your Canadian
GAAP financial statements, but agreed to eliminate these items from future filings. As with the other matters discussed in this letter, we believe that limiting compliance to future filings is not sufficient.


Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.




	You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief

Mr. John Kalman
Enterra Energy Trust
September 27, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010